SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (AMENDMENT NO. 3)
                             WILLIAMS CONTROLS, INC.
                       (Name of Subject Company (Issuer))
                             WILLIAMS CONTROLS, INC.
                       (Name of Filing Person, the Issuer)
                                   ----------

       Series A Preferred Stock, 7 1 / 2 % Redeemable Convertible Series,
                           $0.01 Par Value Per Share
                         (Title of Class of Securities)

                                   ----------

                                    969465103
                            (underlying common stock)
                      (CUSIP Number of Class of Securities)

                                   ----------
                                  Dennis Bunday
                             Chief Financial Officer
                             Williams Controls, Inc.
                              14100 SW 72 nd Avenue
                             Portland, Oregon 97224
                                 (503) 670-3307
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                   ----------

                                 with a copy to:

                                 Broady R.Hodder
                            Davis Wright Tremaine LLP
                         1300 SW 5 th Avenue, Suite 2300
                             Portland, Oregon 97201
                                 (503) 241-2300


                            CALCULATION OF FILING FEE

         Transaction Valuation(1)                       Amount of Filing Fee(2)
                7,820,000                                       719.44

(1) Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of all of the outstanding shares of Series A Preferred Stock, 7 1 / 2 % Redeemable Convertible Series, $0.01 par value.

(2)      Previously paid.

|X|      Check the box if any part of the fee is offset as  provided by Rule 011
         (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.


Amount Previously Paid:  $719.44               Form or Registration Number:
                                               Schedule TO-I (File No. 5-41058)
Filing Party:            William Controls,     Date Filed:        June 10, 2002
                         Inc.
|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:
         |_| third party tender offer subject to Rule 14d-1.
         |X| issuer tender offer subject to Rule 13e-4.
         |_| going private transaction subject to Rule 13e-3.
         |_| amendment to Schedule 13D under Rule 13d-2.
         |_| Check the box if the filing is a final amendment reporting the results of a tender offer.

                             INTRODUCTORY STATEMENT

         This Amendment No. 3, filed July 10, 2002 (the "Third Amendment") amends and supplements the Tender Offer Statement to Schedule TO filed with the Securities and Exchange Commission on June 11, 2002 (the "Original Statement"), Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commisison on June 11, 2002 (the "First Amendment") and Amendment No. 2 to Schedule TO filed with the Securities and Exchange Commission on July 5, 2002 (the "Second Amendment") relating to the Exchange Offer (as defined in the Original Statement) by Williams Controls, Inc. to exchange one share of its Series A-1 Preferred Stock, Non-Redeemable Convertible Series, $0.01 par value ("Series A-1 Preferred"), for each outstanding share of its Series A Preferred Stock, 7 1 / 2 % Redeemable Convertible Series, $0.01 par value ("Series A Preferred"), upon the terms and subject to the conditions contained in the Offering Memorandum dated June 10, 2002 (the "Offering Memorandum") and the related Letters of Transmittal. The Exchange Offer is being made upon the terms and subject to the conditions contained in the Offering Memorandum and the related Letter of Transmittal, along with the Offering Memorandum Supplement dated July 5, 2002 (the "Supplement"). Neither Section 21E of the Securities Exchange Act of 1934, as amended, nor Section 27A of the Securities Act of 1933, as amended, as enacted by the Private Securities Litigation Reform Act of 1995, apply to statements made in connection with the Exchange Offer.

         Except as provided in this Third Amendment, the terms and conditions previously set forth in the Exchange Offer remain unaltered by the Third Amendment. Capitalized terms used and not defined in the Third Amendment have the meaning given to such terms in the Original Statement, the First Amendment, the Second Amendment and their respective exhibits.

ITEM 11.    ADDITIONAL INFORMATION.

         On July 5, 2002, the Company extended the Exchange Offer until 12:00 midnight, Eastern Standard time, on July 12, 2002.


         The text of a press release dated July 10, 2002, issued by the Company announcing the extension of the Exchange Offer, is filed as Exhibit (a)(1)(vii) and is incorporated herein by reference.


ITEM 12. EXHIBITS.

         Item 12 of the TO is hereby amended and supplemented as follows:

(a)(1)(i)    Offering Memorandum dated June 10, 2002 *

(a)(1)(ii)   Form of Letter of Transmittal *

(a)(1)(iii)  Form of Proxy *

(a)(1)(iv)   Cover Letter to Offering Memorandum *

(a)(1)(v)    Notice of Shareholder's Meeting dated May 31, 2002 *

(a)(1)(vi)   Offering Memorandum Supplement dated July 5, 2002**

(a)(1)(vii) Press Release announcing extension of the Exchange Offer issued by Williams Controls on July 10, 2002

(a)(2)       Not applicable

(a)(3)       Not applicable.

(a)(4)       Not applicable.

(a)(5)       None.

(b)          Not applicable.

(d)(i)       Series B Preferred Stock Purchase Agreement, dated May 31, 2002. *

(ii)         Preferred Stock Placement Agreement, dated April 17, 1998. *

(iii)        Form of warrant *

(iv)         Series A-1 Preferred Stock Certificate of Designation**

(v)          Series B Preferred Stock Certificate of Designation**

(vi)         Certificate of Elimination for Mandatory Preferred Stock**

(vii)        Series B Preferred Registration Rights Agreement, dated July 1,
             2002**

(viii)       Series B Preferred Shareholders Agreement**

(ix)         Management Services Agreement, dated as of July 1, 2002**

(x)          Taglich Voting Agreement**

(xi)         Dolphin Side Letter**

(xii)        Form of 12% Secured Subordinated Debentures**

(xiii)       Amended and Restated Credit Agreement, dated July 1, 2002**

(g)          None.

(h)          None.

* Previously Filed on June 11, 2002.
** Previously Filed on July 5, 2002.

--------------------------------------------------------------------------------
                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          /s/ DENNIS BUNDAY
                                          -------------------------
                                          Dennis Bunday
                                          Chief Financial Officer

Dated: July 10, 2002



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                                       4

                                  EXHIBIT INDEX

Exhibit No.                                   Description
----------                                    -----------

12(a)(1)(vii)      Press Release announcing extension of the Exchange Offer
                   issued by Williams Controls on July 10, 2002

                                                           EXHIBIT 12(a)(1)(vii)

WILLIAMS CONTROLS
News Release
For Immediate Release



             WILLIAMS CONTROLS ANNOUNCES EXTENSION OF EXCHANGE OFFER


         Portland,  OR ...  July  9,  2002.....  Williams  Controls,  Inc.  (OTC
Bulletin Board: WMCO) announced today that it was extending the expiration date of its offer to exchange its outstanding Series A Preferred Stock, 7 1/2% Redeemable Convertible Series (the "Series A Preferred") for shares of newly authorized Series A-1 Preferred Stock, Non-Redeemable Convertible Series until 12:00 midnight, Eastern time, on July 12, 2002, unless further extended or withdrawn by the Company.

         The exchange offer was scheduled to expire on July 9, 2002. As of the close of business on July 9, 2002, approximately 77,550, or 99.17%, of the outstanding shares of Series A Preferred had been tendered in connection with the exchange offer.

         The Company has extended the exchange offer, in accordance with the Securities and Exchange Commission's ("SEC") requirements, to allow the holders of the Series A Preferred additional time to evaluate the offer following the completion of a series of recapitalization transactions led by American Industrial Partners, a San Francisco and New York based private equity firm.

         This announcement is not an offer to sell any securities or a solicitation of any offer to buy any securities. The exchange offer will be made only by means of the written offering memorandum, as supplemented from time to time. The offering memorandum, as supplemented, is available to holders of Series A Preferred free of charge at the SEC's website at www.sec.gov. Holders should read these documents carefully because they contain important information.

         Williams Controls designs and manufactures control systems and sensors for use primarily in the transportation industry. Williams Controls is the predominant manufacturer of electronic throttle controls ("ETCs") for the heavy and medium duty truck market, in addition to supplying some of the world's largest manufactures in the automotive market, where demand for ETCs is rapidly expanding. Benefits of ETCs include lower vehicle emissions, improved fuel economy, integrated cruise control, and the elimination of complex mechanical linkages. For more information you can find Williams Controls on the Internet at http://www.wmco.com.

Contact:          Williams Controls, Inc.:
                  Dennis E. Bunday
                  Chief Financial Officer
                  503-670-3307